

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

April 12, 2018

Via e-mail
Alfred J. Dilmore
Interim Chief Financial Officer, Interim Treasurer and Chief Accounting Officer
RAIT Financial Trust
Two Logan Square
100 N. 18th Street, 23rd Floor
Philadelphia, PA 19103

> **Re: RAIT Financial Trust**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed March 16, 2018**
> **File No. 1-14760**

Dear Mr. Dilmore:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Cash Available for Distribution, page 63

1.   We note your adjustment for origination fees and other deferred items to arrive at cash available for distribution. Please tell us and revise your disclosure to clarify the nature of this adjustment and to address why you believe the inclusion of this item provides useful information to investors. Refer to Item 10(e) of Regulation S-K. We may have further comment.

Consolidated Statements of Operations, page 79

2.   Please tell us how you determined it was unnecessary to record provision for loan losses immediately after net interest margin on the face of your income statement. Please refer to Rule 9-04 of Regulation S-X and SAB Topic 11K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate
& Commodities